Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED MAY 16, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of June 1, 2024;
•to disclose the calculation of our April 30, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide an updated Privacy Policy Notice.
June 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2024 (and repurchases as of May 31, 2024) is as follows:

Transaction Price (per share)
Class T	$27.8093
Class S	$27.8617
Class D	$27.8300
Class I	$27.9435
Class E	$29.3543
The June 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
April 30, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of April 30, 2024:

$ in thousands, except share/unit data
Components of NAV	April 30, 2024
Investments in real estate	$795,172
Investments in unconsolidated entities	143,270
Investments in real estate-related securities	38,414
Investment in commercial loan	34,699
Investment in affiliated fund	25,628
Cash and cash equivalents	47,696
Restricted cash	7,566
Other assets	8,038
Mortgage notes, revolving credit facility and financing obligation, net	(386,479)
Subscriptions received in advance	(3,542)
Other liabilities	(21,430)
Management fee payable	(324)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(58,479)
Net asset value	$630,214
Number of outstanding shares/units	22,031,502
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,345	$18,693	$24,416	$125,951	$35,139	$404,237	$4,434	$630,214
Number of outstanding shares/units	623,705	670,908	877,337	4,507,342	1,197,073	14,004,090	151,047	22,031,502
NAV Per Share/Unit as of April 30, 2024	$27.8093	$27.8617	$27.8300	$27.9435	$29.3543	$28.8656	$29.3543
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.8%	7.3%
Industrial	7.1%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.3%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.9%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.4)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of May 16, 2024, we have issued and sold in our public offering (1) 6,401,338 shares of our common stock (consisting of 268,376 Class T shares, 322,488 Class S shares, 519,422 Class D shares, 3,270,259 Class I shares and 2,020,793 Class E shares) in the primary offering for total proceeds of $193.4 million and (2) 82,674 shares of our common stock (consisting of 8,450 Class T shares, 4,907 Class S shares, 15,152 Class D shares, 38,145 Class I shares and 16,020 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.5 million. As of April 30, 2024, our aggregate NAV was $630.2 million. We intend to continue selling shares in our public offering on a monthly basis.
Privacy Policy Notice
The Privacy Policy Notice included in Appendix C of the Prospectus is amended and replaced with the Privacy Policy Notice attached to this Supplement as Appendix A.

Appendix A

Reasons we can share your personal information	Does Invesco share?	Can you limit this sharing?
For such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes- to offer our products and services to you	No	We do not share
For joint marketing with other financial companies	No	We do not share
For our affiliates' everyday business purposes information about your transactions and experiences	No	We do not share
For our affiliates' everyday business purposes information about your credit worthiness	No	We do not share
For our affiliates to market to you	No	We do not share
For non-affiliates to market to you	No	We do not share
* This privacy notice applies to individuals who obtain or have obtained a financial product or service from the Invesco family of companies. For a complete list of Invesco entities, please see the section titled "Who is providing this notice" on the next page.

Who we are
Who is providing this notice?
Invesco Advisers, Inc., Invesco Private Capital, Inc., Invesco Senior Secured Management, Inc., WL Ross & Co. LLC, Invesco Distributors, Inc., Invesco Managed Accounts, LLC, and the Invesco family of mutual funds.

What we do
How does Invesco protect my personal information?
To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does Invesco collect my personal information?
We collect your personal information, for example, when you

•Open an account or give us your contact information
•Make deposits or withdrawals from your account or give us your income information
•Make a wire transfer

We also collect your personal information from others, such as credit bureaus, affiliates or other companies.

Why can't I limit all sharing?
Federal law gives you the right to limit only
•Sharing for affiliates' everyday business purposes-information about your creditworthiness
•Affiliates from using your information to market to you
•Sharing for nonaffiliates to market to you

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. Invesco does not share with our affiliates so that they can market to you.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. Invesco does not share with non-affiliates so that they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. Invesco doesn't jointly market.